Exhibit 99.1

TRICOM ANNOUNCES FOURTH QUARTER AND YEAR-END RESULTS

(Santo Domingo, Dominican Republic, February 16, 2005) Tricom, S.A. (OTC: TRICY) today announced consolidated unaudited financial results for the fourth quarter and year ended December 31, 2004. For the fourth quarter 2004, Tricom reported an increase in revenues by 13.9% from results for the fourth quarter of 2003. The increase reflected increased subscriber growth in core domestic businesses as well as improved macroeconomic condition. During the 2004 fourth quarter, the average value of the Dominican peso with respect to the U.S. Dollar increased by approximately 26 percent from the third quarter of 2004. However, despite recent macroeconomic improvements, the Company’s financial results for 2004 were affected by a decrease over the full year in the U.S. dollar translation value of the Company’s Dominican Peso revenues. During 2004, the average value of the Dominican peso declined by approximately 36 percent compared to the average value in 2003.

“We are pleased to report our first quarter of double-digit-revenue-growth in over two years”, said Carl Carlson, Chief Executive Officer. “In 2004 we improved the quality of our customer base and achieved strong subscriber growth in our core domestic businesses despite historically low levels of capital investments. The sale of non-strategic assets and stronger collections performance improved our liquidity position during the past year. We are encouraged by the recent improvements in the Dominican economy and anticipate a modest macroeconomic recovery in 2005.”

Results of Operations

Operating revenues grew 13.9 percent to $54.6 million for the 2004 fourth quarter compared to the same period in the previous year, driven primarily by domestic telephony and mobile services, offset by lower long distance revenues. For the year, operating revenues totaled $188.0 million, a 5.5 percent decrease from total operating revenues in 2003.

Long distance revenues decreased by 28.3 percent to $17.2 million in the 2004 fourth quarter, and by 22.0 percent to $71.8 million for the year, primarily due to lower international long distance traffic, derived from the Company’s wholesale and retail operations in the U.S., as well as lower average termination rates to the Dominican Republic.

Domestic telephony revenues increased by 60.9 percent to $21.3 million in the 2004 fourth quarter, and by 9.4 percent to $65.1 million for the year, primarily as a result of a higher average number of lines in service and price increases, together with the positive impact of the appreciation of the average value of the Dominican peso during the fourth quarter. At December 31, 2004, the Company had approximately 153,000 lines in service, representing an 8.2 percent increase from lines in service at December 31, 2003. New line sales totaled approximately 45,000 during 2004 compared to 34,000 during 2003. Net line additions, representing new local access line customers less cancellations and Company-initiated disconnections, totaled approximately 12,000 during 2004 compared to a decrease in net lines of approximately 9,000 in 2003.

Mobile revenues increased by 46.4 percent to $9.8 million in the 2004 fourth quarter driven primarily by higher mobile subscriber additions coupled with the increase in the average value of the Dominican peso. For the year, mobile revenues increased by 9.7 percent to $32.1 million primarily due to higher airtime minutes, offset by a lower average mobile subscriber base. Mobile subscribers at December 31, 2004 decreased by 20.6 percent to approximately 346,000 compared to the number of mobile subscribers at the end of 2003. The decline in subscriber resulted primarily from Company initiated disconnections of approximately 200,000 low-usage subscribers in the first half of 2004. During the 2004 fourth quarter, the Company’s gross mobile subscribers additions totaled approximately 72,000 compared to 57,000 added during the 2003 fourth quarter. Net mobile subscribers additions (new mobile subscribers less cancellations and Company-initiated disconnections) were approximately 12,000 during the 2004 fourth quarter compared to approximately 6,300 during the 2003 fourth quarter. During the year, the Company added approximately 290,000 gross mobile subscribers, and approximately 112,000 net mobile subscribers, excluding Company initiated disconnections.

Cable revenues increased by 52.9 percent to $4.6 million for the 2004 fourth quarter and by 0.5 percent to $13.7 million during the year. The growth in 2004 fourth quarter cable revenues resulted from the increase in the average value of the Dominican peso as well as higher monthly cable service fees. For the year, the lesser growth rate resulted from higher service fees being offset by currency devaluation over the entire period as well as a lower average cable subscriber base. At December 31, 2004, cable subscribers totaled approximately 59,000, a 3.4 percent decrease from the number of cable subscribers at December 31, 2003. The decline in cable subscribers is primarily attributable to a weak economic environment. During 2004 the Company instituted a number of customer care and retention programs designed to reduce churn and increase customer satisfaction.. As a result, the Company’s average monthly churn rate for cable television services declined to 1.3 percent during the 2004 fourth quarter compared to 2.8 percent during the 2003 fourth quarter, and to 1.8 percent in 2004 compared to 3.9 in 2003.

Data and Internet revenues increased by 63.5 percent to $1.7 million for the 2004 fourth quarter, and by 19.3 percent to $5.4 million for the year, mainly due to the growth of the Company’s data and Internet subscriber base, as well as the positive impact of the rise of the average value of the Dominican peso during the fourth quarter. At December 31, 2004, data and Internet access accounts totaled approximately 15,000, representing a 7.2 percent increase from the number of data and Internet subscribers at December 31, 2003.

Consolidated operating costs and expenses, net of impairment charges on the Company’s long-lived assets recorded during the fourth quarter of 2003, decreased by 11.7 percent to $61.1 million in the 2004 fourth quarter, and decreased by 3.8 percent to $230.1 million for the entire year 2004. The decrease in fourth quarter operating costs and expenses resulted primarily from lower special item charges and restructuring costs related to the Company’s financial restructuring efforts, as well as lower costs of sales and services. These decreases were partly offset by higher non-cash depreciation and amortization charges and higher selling, general and administrative expenses (SG&A). SG&A expenses increased by 25.0 percent to $18.5 million in the 2004 fourth quarter, primarily due to higher energy and occupancy costs, marketing expenses, as well as the impact of the currency appreciation over peso-denominated expenses. For the full year 2004, SG&A expenses decreased 9.0 percent to $56.4 million due to cost control and expense reduction efforts, as well as lower Dominican peso-denominated expenses resulting from currency devaluation during the first nine months of the year.

Cost of sales and services decreased by 17.9 percent to $22.1 million during the 2004 fourth quarter, and by 1.8 percent to $89.4 million during the year primarily due to lower transport and access charges, resulting from reduced international long distance traffic volume and cable programming fees. Depreciation and amortization charges increased by 26.2 percent to $19.0 million during the 2004 fourth quarter, and by 8.3 percent to $76.1 million during the year due to a shorter estimated life of the Company’s depreciable asset base following its 2003 year-end asset impairment analysis.

Interest expense totaled approximately $19.2 million in the 2004 fourth quarter and $63.6 million for the year, compared to $18.6 million in the 2003 fourth quarter and $65.6 million in 2003. The Company suspended principal and interest payments on its unsecured debt obligations and principal payments on its secured indebtedness beginning in October 2003. The Company recorded $591,000 in foreign currency exchange losses during the 2004 fourth quarter, and $2.7 million during the year, attributed to the impact of the rise of average value of the Dominican peso on the Company’s peso-denominated liabilities.

The Company recognized losses from discontinued operations in Central America totaling $40.7 million for the fourth quarter of 2003 and $46.7 million for 2003. The Company will continue to report losses from discontinued operations in the periods they occur. Net loss totaled $25.5 million, or $0.40 per share for the 2004 fourth quarter, compared to a net loss of $276.1 million, or $4.27 per share during the 2003 fourth quarter. For 2004, net loss totaled $102.7 million, or $1.59 per share compared to a net loss of $338.9 million, or $5.25 per share in 2003.

Liquidity and Capital Resources

Total debt amounted to $448.3 million at December 31, 2004, compared to $449.3 million at December 31, 2003. Total debt included $200 million principal amount of 11-3/8 percent Senior Notes due in September 2004, approximately $33.7 million of secured debt and approximately $214.6 million of unsecured bank and other debt.

At December 31, 2004, the Company had approximately $17.7 million of cash on hand compared to $2.4 million at hand at December 31, 2003. The increase in cash resulted from the sale of non-strategic assets, including the Company’s former Central American trunking operations and idle mobile frequencies in the Dominican Republic, for an aggregate of approximately $17 million, of which we have received approximately $14 million during 2004, as well as from higher cash provided by the Company’s operating activities. For the year, the Company’s net cash provided by operating activities totaled $22.9 million compared to net cash provided by operating activities of $7.3 million in 2003.

Capital expenditures totaled $9.8 million during the 2004 fourth quarter and $15.8 million during the year, compared to $3.6 million during the 2003 fourth quarter and $10.8 million during 2003. Capital expenditures were made primarily for the installation of additional lines, mobile network enhancements and other network improvements.

Financial Restructuring Update

Since October 2003, the Company has suspended principal and interest payments on its outstanding unsecured indebtedness and principal payments on its secured indebtedness.  As a result, the Company is in default with respect to its outstanding indebtedness, approximately $400 million principal amount as of December 31, 2004.

As previously announced, the Company continues to engage in discussions with the holders of its indebtedness, which includes an ad hoc committee of holders of its 11-3/8 percent Senior Notes due 2004, regarding an agreement on a consensual financial restructuring of its balance sheet. The Company’s future results and its ability to continue operations will depend on the successful conclusion of the restructuring of its indebtedness.

Since these negotiations are ongoing, the value and treatment of the Company’s existing secured and unsecured obligations, as well as that of the interest of its existing shareholders, is uncertain at this time. Even if a restructuring can be completed, the value of the Company’s existing debt securities and instruments is expected to be substantially less than the current recorded face amount of such obligations, and investors in the Company’s equity interests, including the American Depository Shares, are expected to receive little or no value with respect to their investment.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S.

Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, including devaluation of the Dominican peso, the effect of the Company’s default on its indebtedness, the inability to reach an agreement with our creditors on a restructuring plan, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

(Five tables to follow)

TRICOM, S.A. AND SUBSIDIARIES

Selected Financial and Operating Data (unaudited)

(In US$)

	4Q’03	3Q’04	4Q’04	Sequential % Chng.	Y-o-Y % Chng.

Economic Statistics (1):
Increase in C.P.I. (12 month aggregate)	42.7%	47.89%	28.74%
Increase in C.P.I year-to-date	42.7%	31.11%	28.74%
Exchange rate (at period end)	$41.50	33.25	31.07	-6.6%	-25.1%
Avg. period exchange rate	$38.20	41.88	31.04	-25.9%	-18.7%

Selected Financial Data:
Capital Expenditures, including capital leases	$3,168,863	3,599,230	9,804,713	172.4%	209.4%
Total employees (at period end)	1,469	1,405	1,417	0.9%	-3.5%

Selected Operating Data:
Lines in service (at period end)	141,856	153,060	153,440	0.2%	8.2%
Avg. revenue per line in service	$33.42	38.60	45.05	16.7%	34.8%
Avg. monthly churn rate	2.5%	1.7%	2.2%

Cellular & PCS subscribers (at period end)	435,341	333,173	345,636	3.7%	-20.6%
Minutes of use (in 000s)	64,475	80,536	74,778	-7.1%	16.0%
Avg. revenue per user (blended)	$4.83	9.18	11.14	21.4%	130.7%
Avg. monthly churn rate	4.2%	5.5%	5.9%

Cable subscribers (at period end)	61,433	58,546	59,320	1.3%	-3.4%
Avg. revenue per cable subscriber	$11.34	13.66	19.18	40.4%	69.1%
Avg. monthly churn rate	2.8%	1.7%	1.3%

Data/Internet subscribers (at period end)	13,877	15,229	14,876	-2.3%	7.2%
Paging subscribers	4,083	3,162	2,922	-7.6%	-28.4%

Long distance minutes (in 000s) (2)	313,120	222,775	191,312	-14.1%	-38.9%

Footnote:

(1) Source: Dominican Republic Central Bank; TRICOM, S.A.

(2) Includes inbound, outbound and domestic long distance minutes.

CPI = Consumer Price Index

n.m. = Not meaningful

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(In US$)

	December 31, 2003	December 31, 2004
	(Audited)	(Unaudited)
Assets

Current assets
Cash on hand and in banks	$2,415,498	$17,722,765

Accounts receivable:
Customers	16,337,166	19,094,050
Carriers	6,855,369	5,299,543
Others	756,085	3,358,102
	23,948,620	27,751,695
Allowance for doubtful accounts	(5,152,025)	(3,180,340)
Accounts receivable, net	18,796,595	24,571,355

Assets held for sale	10,661,300	—

Inventories, net of allowances	1,537,725	1,698,147

Current portion of investments	—	505,179
Prepaid expenses	106,934	3,520,541
Deferred income taxes	1,368,172	1,368,172
Total current assets	34,886,224	49,386,159

Mortgage investments	630,165	986,076

Property and equipment, net	396,372,585	332,222,424
Intangible assets	2,664,641	2,664,641
Other assets at cost, net of amortization	4,291,369	3,679,947

	$438,844,984	$388,939,247

TRICOM, S.A. AND SUBSIDIARIES

	December 31, 2003	December 31, 2004
	(Audited)	(Unaudited)
Liabilities and Stockholders’ Equity

Current liabilities
Notes payable:
Borrowed funds	$48,603,346	$43,698,890
Commercial paper	59,136,013	57,119,746
Current portion of long-term debt	326,988,922	332,927,655
	434,728,281	433,746,291

Capital leases	14,531,321	14,531,321

Accounts payable:
Carriers	12,784,288	7,026,648
Suppliers	10,165,474	13,468,487
Others	4,064,908	394,530
	27,014,670	20,889,665

Other liabilities	8,550,274	8,337,528
Interest payable	32,981,235	90,245,976
Deferred income tax	329,092	1,183,008
Accrued expenses	13,224,636	15,285,813
Total current liabilities	531,359,509	584,219,602

Reserve for severance indemnities	124,881	50,232
Deferred income tax	853,916	—
Total liabilities	532,338,306	584,269,834

Stockholders’ equity:
Class A Common Stock at par value RD$10: Authorized 55,000,000 shares; 45,458,041 shares issued at December 31, 2003 and 2004	24,951,269	24,951,269
Class B Stock at par value RD$10: Authorized 25,000,000 shares at December 31, 2003 and 2004; 19,144,544 issued at December 31, 2003 and 2004	12,595,095	12,595,095
Additional paid-in-capital	275,496,964	275,496,964
Retained loss	(404,512,893)	(506,350,158)
Other comprehensive income-foreign currency translation	(2,023,757)	(2,023,757)
Stockholders equity, net	(93,493,322)	(195,330,587)

	$438,844,984	$388,939,247

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Operations

(In US$)

	Three Months Ended December 31,		Year Ended December 31,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Operating revenues:
Long distance	$23,944,813	$17,174,866	$92,087,847	$71,834,519
Domestic telephony	13,248,461	21,318,484	59,475,203	65,069,179
Mobile	6,659,521	9,750,817	29,231,686	32,066,261
Cable	3,004,611	4,592,559	13,584,637	13,651,112
Data and Internet	1,063,164	1,738,644	4,486,692	5,354,729
Other	(3,738)	(21,821)	121,448	68,487
Total operating revenues	47,916,832	54,553,549	198,987,513	188,044,287

Operating costs and expenses:
Cost of sales and services	26,887,717	22,063,318	91,009,781	89,403,994
Selling, general and administrative expenses	14,828,247	18,534,243	61,989,716	56,413,584
Depreciation and amortization	15,039,518	18,977,962	70,292,451	76,111,137
Asset impairments	191,284,301	—	191,284,301	—
Special items and restructuring costs	12,451,251	1,542,000	15,870,544	8,146,000
Total operating costs and expenses	260,491,034	61,117,523	430,446,793	230,074,715

Operating income	(212,574,202)	(6,563,974)	(231,459,280)	(42,030,428)

Other income (expenses):
Interest expense	(18,614,267)	(19,196,134)	(65,554,495)	(63,592,921)
Interest income	(111,777)	173,714	1,203,830	222,776
Foreign currency exchange gain (loss)	2,445,182	(590,877)	5,047,855	(2,710,911)
Other, net	(6,727,158)	717,898	302,949	5,722,763
Other expenses, net	(23,008,020)	(18,895,399)	(58,999,861)	(60,358,293)

Loss from continuing operations before income taxes	(235,582,222)	(25,459,373)	(290,459,141)	(102,388,721)

Income taxes, net	229,885	(90,000)	(1,767,926)	(290,000)

Loss from continuing operations, net	(235,352,337)	(25,549,373)	(292,227,067)	(102,678,721)

Loss from discontinued operations, net	(40,746,507)	—	(46,651,629)	—

Net loss	$(276,098,844)	(25,549,373)	$(338,878,696)	(102,678,721)
Loss per common share:
Loss from continuing operations	$(3.64)	$(0.40)	$(4.52)	$(1.59)
Loss from discontinued operations	(0.63)	—	(0.72)	—
Loss per common share	$(4.27)	$(0.40)	$(5.25)	$(1.59)

Average number of common shares used in calculation	64,602,585	64,602,585	64,602,585	64,602,585

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Cash Flows (Unaudited)

(In US$)

	Year Ended December 31,
	2003	2004
	(Audited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(292,227,067)	(102,678,721)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	70,054,454	75,883,687
Allowance for doubtful accounts	1,676,649	2,338,364
Amortizations	9,485,420	227,450
Effect of exchange rate in debt	(7,552,955)	1,146,086
Expense for severance indemnities	1,743,419	2,128,402
Cost of terminating operating lease	7,371,119	—
Provision allowance for investments	4,975,023	—
Impairment charge of long-lived assets, intangible assets and goodwill	191,284,301	—
Net cash used in activities of discontinued operations, including changes in operating assets and liabilities	(4,965,215)	—
Charge for equipment obsolescence	590,740	—
Loss (gain) on disposal and sale of assets	1,935,518	—
Deferred income tax, net	(569,073)	—
Charge for inventory obsolescence	1,123,217	—
Net changes in assets and liabilities:
Accounts receivable	3,539,478	(8,578,326)
Inventories	834,223	(160,422)
Prepaid expenses	6,825,908	(3,413,607)
Other assets	471,323	383,972
Accounts payable	(5,887,852)	(8,563,430)
Other liabilities	(1,494,221)	(651,855)
Accrued expenses	(1,071,410)	9,759,271
Interest payable	21,385,640	57,264,741
Reserve for severance indemnities	(2,258,675)	(2,203,051)
Total adjustments	299,497,031	125,561,282
Net cash provided by (used in) operating activities	$7,269,964	$22,882,561

Cash flows from investing activities:
Disposition (acquisition) of investments	9,259,064	(355,911)
Proceeds for sale asset held for sale	—	10,661,300
Cash provided by investing activities of discontinued operations	1,344,477	—
Acquisition of property and equipment	(10,786,426)	(15,752,607)
Net cash used in investing activities	$(182,885)	$(5,447,218)

Cash flows from financing activities:
Borrowed (paid) funds	8,073,207	—
Proceeds from issuance of commercial paper	7,519,783	—
Principal payments to banks	(13,646,207)	—
Cash provided by (used in) financing activities of discontinued operations	(1,812,607)	—
Payments of commercial paper	—	(1,597,405)
Payments of long-term debt	(10,886,060)	(530,671)
Net cash provided by financing activities	$(10,751,884)	$(2,128,076)

Net increase in cash and cash equivalents	(3,664,805)	15,307,267

Cash and cash equivalents at beginning of the period	6,080,303	2,415,498

Cash and cash equivalents at end of period	$2,415,498	$17,722,765

For Further Information Contact:

Miguel Guerrero, Investor Relations

Ph (809) 476-4044 / 4012

e-mail: investor.relations@Tricom.net

For additional information, please visit Tricom’s Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.

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